Exhibit 99.1

VisionChina Media Revises 2012 Second Quarter Guidance

BEIJING, July 5, 2012 /PRNewswire-Asia/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN) today announced that its results for the second quarter of 2012 are estimated to be lower than the previous guidance provided in its May 8, 2012 first quarter earnings release.

For the second quarter of 2012, the Company estimates its advertising service revenue to be between $28.0 million and $29.0 million, compared to the previous guidance of $40.0 million to $43.0 million. The Company’s non-GAAP financial measurement, net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, amortization of intangible assets, contingent loss in connection with litigation, and/or impairment loss and income tax credit in connection with the impairment loss for the second quarter of 2012, is estimated to be between $20.0 million and $22.0 million, compared to the previous guidance of $5.0 million to $8.0 million. The Company will also carry out an assessment to determine if there is any potential impairment loss against its goodwill and intangible assets.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “We are committed to providing as much transparency around our results as possible, and in as timely a manner as we can. Several factors led to this revised guidance, including further declining contribution from the internet-based businesses sector, a slower-than-expected recovery in advertising spending by small- and medium-sized clients in reaction to rate-card increases across our network in the fourth quarter of 2011, and the cautious sentiment of the current advertising market. While it is disappointing to issue lower guidance, we are striving to improve our sales execution by enhancing team organization, optimizing our incentive scheme, as well as recruiting experienced salespeople from the traditional TV sector to expand our customer verticals. Our underlying business development pipeline remains strong and we remain a leading outdoor media choice for advertisers. As our company gains additional attention and support from the central government, our proven media cost-control strategy will help us capitalize on opportunities for our company’s long-term growth.”

Stanley Wang, VisionChina Media’s senior vice president of finance, added, “Although the operating results of second quarter of 2012 are not as strong as we originally anticipated, we remain optimistic about the overall improving picture regarding the second half of 2012. Strong business opportunities during the upcoming London Olympic Games, combined with our continuous cost-reduction efforts and optimization of our media networks, give us confidence in our ability to perform in the second half of 2012.”

The Company noted that its guidance is based on its current network that, as of the date of this press release, has already been secured by exclusive agency agreements or joint venture contract, as well as on management’s current assessment of the possible outcome of pending litigation with the selling shareholders and former management of Digital Media Group Company Limited. If the number of cities in the Company’s network expands or contracts, or if there is any progress in the pending litigation that affects management’s assessment of the possible outcome, management’s forecast could be affected.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2012, VisionChina Media’s advertising network included 135,762 digital television displays on mass transportation systems in 20 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including net income/(loss) excluding non-cash share-based compensation expenses, amortization of intangible assets, contingent loss in connection with a litigation, and/or impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1 and its annual reports on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86-135-1001-0107
E-mail: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: jessica.cohen@ogilvy.com